2025 REPORT

Kif Kefir Soda


kif
Kif
Kif
Kif
Kif

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

This last year was one of highs & lows, ultimately ending on a permanent low with the cessation of all business operations at the of December 2025. During our crowdfunding phase, we were encouraged along by momentum coming out of the elite CPG accelerator, SKU. Following our successful crowdfunding raise, we felt as if we had the wind at our back as we were granted two exciting distribution opportunities with the two largest national organic retailers, Whole Foods & Sprouts. Despite the excitement, our luck seemed to run out in Q4 of 2025 when terms of the launch with both retailers abruptly shifted, becoming much more cost-intensive and self-supported endeavours than previously sold. Additionally, in our hunt for a co-packing partner, we faced the same significant hurdle that forced us into self-manufacturing years before. As a consequence of being in a nascent product category, an active microbial product and striving for product integrity, we unfortunately could not locate a co-manufacturing partner able to handle our scale manufacturing needs at a cost-effective price point. The consequence of this confluence of unfortunate events, squeezed also by a capital-tight market, forced us into a position where I judged it was not in our best interest to continue pushing forward. As a result, we shut down all current operations of Kif at the end of December 2025 but did not fully dissolve the company. I have been taking

some time away to assess if the company will be resurrected or permanently shutdown. A final decision will be made by the end of 2026.

We need your help!

Stay tuned as our next chapter is still being considered. We are still the midst of an exploratory phase in which it is being decided if the business will continue to evolve, be permanently shut down or be resurrected in some form or fashion. If anyone has connections with potential buyers, I would gladly speak to them as I considering all options. If anyone would like weigh in with thoughts or opinions, I am always available for a conversation.

Sincerely,

Caroline Brain

Founder & CEO

How did we do this year?



REPORT CARD

D-

☺ **The Good**

Got offered national distribution opportunities by Whole Foods & Sprouts.

Raised $124,000 from our incredible community on Wefunder.

Significantly grew our online & offline community through social media & community events.

☹ **The Bad**

We shut down all current manufacturing operations.

Could not find a cost-effective manufacturing solution that maintained product integrity at scale.

Necessary investment opportunities required aggressive equity dilution.

2025 At a Glance

May 1 to December 31



$88,767 [1%]
Revenue



-$262,735
Net Loss



$1,911 [57%]
Short Term Debt



$423,950
Raised in 2025



$19,400
Cash on Hand
As of 04/ 9/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



	2024		2025
Revenues	$89,416		$88,767
Profit	-$215,709		-$262,735

Net Margin: -296%   Gross Margin: 0%   Return on Assets: -436%   Earnings per Share: $0.00   Revenue per Employee: $44,384

Cash to Assets: 30%   Revenue to Receivables: 954   Debt Ratio: 3%

📄 Cup_o_Co_GAAP_Financial_Report.pdf   📄 Kif_and_co_GAAP_Financial_Report.docx.pdf

We ❤️ Our 36 Investors

Thank You For Believing In Us

Kaitlin Mogentale	Rena Greifinger	Nathan Keane	Anzikua Donico	Beth Brown	Sabrina Valdez
Max Schultz	Tyler Hayden	Philip Brain	Erin Hinojos	Michael Culhane	Alex Moore
Chad Weber	Adam Amaral	Sarah Remy	Hunter Hayden	Jordan Brown	Becca Gawron
Elizabeth Dyson	Zoe Hirsch	Jay Turner	Pam Scott	Julie Nelson	Angeline Vuong
Van Mahmoudpour	Annie Aberle	Olivia Dodd	Alex Sale	Charles Brain	Savannah Simenhoff
Kirstin McQuigg	Catherine Brain	Tizita Makuria	Mark Rodli	Justin Renfro	

Thank You!

From the Kif Kefir Soda Team



Caroline Brain

Founder & CEO

The fermentation fan girl herself. Caroline is a Midwest gal with a tenacious entrepreneurial spirit. Passionate about ethical food systems, holistic health, and gut-...



Maddie D'Antuono

Head of Brand Marketing

Right hand woman to the fermentation fan girl. Wearing many hats but always with an eye for design, Maddie leads...



Robert Sanchez

Head Brewer

The craft beverage expert, onsite handyman, and our "brains on tap." With 10+ years of experience, Robert brings...



Mike Kraft

Advisor - Finance

Fractional CFO with deep expertise in venture-backed CPG, specializing in pre-revenue to $50MM stage. Helping...



Todd Powers

Advisor - Operations

Founder of Operation CPG, Todd is a fractional COO and operations advisor specializing in CPG. His speciality ranges...



Will Betts

Advisor - Sales

Former Whole Foods Market Global Vice President, now focused on supporting emerging brands with sales an...

Details

The Board of Directors

Director	Occupation	Joined
Caroline Brain	Founder/CEO @ Kif and co	2019

Officers

Officer	Title	Joined
Caroline Brain	CEO	2019

Voting Power ⊙

Holder	Securities Held	Voting Power
Caroline Brain	4,100,000 Common Stock	84.4%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption

| 12/2024 | $300,000 | Safe | Other |
| 08/2025 | $123,950 | | 4(a)(6) |

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Kif Kefir Soda I EB, A Series Of Wefunder Spv, LLC	180,384		Yes
Kif Kefir Soda I, A Series Of Wefunder Spv, LLC	78,650		Yes
Caroline Brain	4,100,000		Yes
Sku Fall 2024 LLC	260,890		Yes
William Betts	12,152		Yes
Todd Powers	12,152		Yes
Mike Kraft	12,152		Yes
Madeline D'antuono	48,608		Yes
Option Pool	887,585		Yes

Warrants: 0
Options: 500

Form C Risks:

Kif and co manufactures a non-proprietary ancient product, Kefir Soda. Despite having a proprietary manufacturing system that differentiates the product from others in the market, other companies will likely enter the market with their own formulation. Market success will be impacted by the number of products and brands competing in the product category which is unforseen at this time.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our main product is a live, fermented, unpasteurized product meaning it carries with it product liability concerns if not handled in an appropriate way. Despite doing our best to mitigate supply chain risks, we cannot control the product through it's full supply-chain life cycle.

Growth of this product and greater product category depends heavily on rising consumer interest in beverages geared toward improving gut-microbiome health. Despite this showcasing steadily increasing growth rates that are predicted to continue, there is no guarantee this trend will continue.

Success of small businesses are dependent on a complex array of factors including the macroeconomic environment affecting consumer spending habits, liquidity, general investor appetite for risk & many more of which we have no control over.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Consumer Packaged Goods (CPG) companies notoriously require extensive capital to grow to profitable or sustainable levels. Accessing the necessary capital is also notoriously a huge challenge with many extraneous factors, not all within control of the brand or corporate team. It may take a long time, if ever, to reach a point where investment can be returned and/or gains realized.

Because Kif and co manufactures a physical product, we are dependent on supply chain stability and availability to procure ingredients, packaging and related items. Despite our best efforts to mitigate potential supply chain challenges, there may be unforseen events or impacts that affect the product, operations and success.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the

Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❓ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Kif and co

Delaware Corporation
Organized May 2025
2 employees
2828 Newell St, Suite 7
LOS ANGELES CA 90039 https://www.kifkefirwater.com

Business Description

Refer to the Kif Kefir Soda profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Kif Kefir Soda is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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